Exhibit 99.2
Consolidated Balance Sheets

(Unaudited)		March 31,	December 31,
U.S.$ millions	Note	2026	2025
ASSETS
Current Assets
Cash and cash equivalents		599	549
Accounts receivable		977	1,107
Inventories		192	100
Other current assets		409	259
Total Current Assets		2,177	2,015
Plant, Property and Equipment, Net		8,121	8,210
Equity Investments		727	743
Deferred Tax Assets		23	23
Other Long-term Assets		192	202
TOTAL ASSETS		11,240	11,193
LIABILITIES
Current Liabilities
Accounts payable and other		1,241	1,135
Dividends payable	6	104	104
Accrued interest		99	102
Total Current Liabilities		1,444	1,341
Other Long-term Liabilities		179	179
Senior Unsecured Notes		4,665	4,682
Junior Subordinated Notes		1,086	1,086
Deferred Income Tax Liabilities		1,205	1,196
Total Liabilities		8,579	8,484
SHAREHOLDERS' EQUITY
Common shares (2026 - 208.6 million shares, 2025 - 208.3 million shares)	6	2,208	2,201
Additional paid-in capital		661	661
Accumulated deficit		(59)	(32)
Accumulated other comprehensive loss		(149)	(121)
Total Shareholders' Equity		2,661	2,709
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		11,240	11,193
Contingencies (Note 9)
Variable Interest Entities (Note 10)

See accompanying notes to the consolidated interim financial statements.
South Bow Corporation First Quarter 2026 Interim Financial Statements | 1

Consolidated Statements of Income

(Unaudited)		Three Months Ended March 31,
U.S.$ millions, except share and per share amounts	Note	2026	2025
Revenues	4	491	498
Income from Equity Investments		13	13
Operating and Other Expenses
Plant operating costs and other		193	171
Commodity purchases resold		74	84
Depreciation and amortization		64	62
Other		—	3
		331	320

Financial Charges
Interest expense		84	83
Interest income and other		(11)	(6)
		73	77
Income before Income Taxes		100	114
Income tax expense
Current		12	22
Deferred		11	4
		23	26
Net Income		77	88

Net Income per Common Share - Basic	7	0.37	0.42
Net Income per Common Share - Diluted	7	0.37	0.42

Weighted Average Number of Common Shares (millions) - Basic	7	208.3	208.1
Weighted Average Number of Common Shares (millions) - Diluted	7	208.5	208.7
Consolidated Statements of Comprehensive Income

(Unaudited)	Three Months Ended March 31,
U.S.$ millions	2026	2025
Net income	77	88
Foreign currency translation - net investment hedge	(19)	(2)
Foreign currency translation - other	(9)	4
Comprehensive Income	49	90
See accompanying notes to the consolidated interim financial statements.
South Bow Corporation First Quarter 2026 Interim Financial Statements | 2

Consolidated Statements of Cash Flows

(Unaudited)		Three Months Ended March 31,
U.S.$ millions	Note	2026	2025
Operating Activities
Net income		77	88
Depreciation and amortization		64	62
Deferred income tax expense		11	4
Income from equity investments		(13)	(13)
Distributions received from operating activities of equity investments		18	19
Unrealized losses on financial instruments	8	32	7
Non-cash foreign exchange		5	2
Other		1	6
Increase in operating working capital		(9)	(50)
Net Cash Provided by Operating Activities		186	125
Investing Activities
Capital expenditures		(27)	(32)
Deferred amounts and other		1	—
Net Cash Used in Investing Activities		(26)	(32)
Financing Activities
Exercised stock options	6	7	4
Dividends paid		(104)	(104)
Net Cash Used in Financing Activities		(97)	(100)
Effect of foreign exchange rate changes on cash and cash equivalents		(13)	—
Increase (Decrease) in Cash and Cash Equivalents		50	(7)

Cash and Cash Equivalents, Beginning of Period		549	397

Cash and Cash Equivalents, End of Period		599	390
Supplementary Cash Flow Information
Cash income taxes paid		14	14
Cash interest paid		83	80
Capital expenditures non-cash accruals		(19)	32
See accompanying notes to the consolidated interim financial statements.
South Bow Corporation First Quarter 2026 Interim Financial Statements | 3

Consolidated Statements of Changes in Shareholders' Equity

(Unaudited) U.S.$ millions	Note	Share Capital	APIC [1]	Accumulated Deficit	AOCI [2]	Total
December 31, 2024		2,196	661	(49)	(198)	2,610
Net income		—	—	88	—	88
Exercise of stock options	6	4	—	—	—	4
Dividends declared	6	—	—	(104)	—	(104)
Foreign currency translation - net investment hedge		—	—	—	(2)	(2)
Foreign currency translation - other		—	—	—	4	4
March 31, 2025		2,200	661	(65)	(196)	2,600

December 31, 2025		2,201	661	(32)	(121)	2,709
Net income		—	—	77	—	77
Exercise of stock options	6	7	—	—	—	7
Dividends declared	6	—	—	(104)	—	(104)
Foreign currency translation - net investment hedge		—	—	—	(19)	(19)
Foreign currency translation - other		—	—	—	(9)	(9)
March 31, 2026		2,208	661	(59)	(149)	2,661
1.Additional paid-in capital.
2.Accumulated other comprehensive income (loss).
See accompanying notes to the consolidated interim financial statements.
South Bow Corporation First Quarter 2026 Interim Financial Statements | 4

Notes to the Consolidated Financial Statements
1. Basis of Presentation and Accounting Policies
These consolidated interim financial statements (the "interim financial statements") of South Bow Corporation ("South Bow" or the "Company") are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and presented in United States dollars ("U.S.$" or "U.S. dollars"). The accounting policies applied are consistent with those outlined in South Bow's annual audited consolidated financial statements for the year ended December 31, 2025, and should be read in conjunction with these interim financial statements.
These interim financial statements reflect all normal recurring adjustments that are, in the opinion of Management, necessary to reflect fairly the financial position and results of operations for the respective periods. The Company's results for the interim period may not be indicative of results for the fiscal year primarily due to fluctuations in throughput volumes on the Keystone Pipeline System and the marketing activities undertaken by the Company. Results, including revenues, may be impacted by fluctuations in foreign exchange rates, primarily related to the Company's Canadian dollar-denominated operations.
The presentation of certain prior period comparatives has been updated for consistency with current year's presentation.
Use of Estimates and Judgments
In preparing the interim financial statements, South Bow is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues, and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions.
2. Accounting Policy Changes
Future Accounting Changes Not Yet Adopted
Disaggregation of Income Statement Expenses
In November 2024, the Financial Accounting Standards Board issued Accounting Standards Update 2024-03 Disaggregation of Income Statement Expenses, which requires additional disclosures about certain costs and expenses in the notes to the consolidated financial statements. This new guidance is effective for annual periods beginning after December 15, 2026, and interim periods within annual periods beginning after December 15, 2027, with early adoption permitted. The guidance is to be applied prospectively, with retrospective application permitted. The Company has chosen not to early adopt this guidance and is currently evaluating the impact on its consolidated financial statements and related disclosures.
South Bow Corporation First Quarter 2026 Interim Financial Statements | 5

3. Operating Segments Results
South Bow operates through three reportable segments: Keystone Pipeline System, Marketing, and Intra-Alberta & Other, which includes corporate activities. These segments are aligned with the Company's internal management structure and represent distinct business operations that provide products and services within areas of operation.
The following table summarizes segment results for the three months ended March 31, 2026:

Three Months Ended March 31, 2026	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
U.S.$ millions
Revenue from contracts with customers [1]	416	—	6	422
Marketing activities	—	68	—	68
Other revenues	1	—	—	1
Segment Revenues	417	68	6	491

Income from equity investments	3	—	10	13
Plant operating costs and other [1]	(169)	(17)	(7)	(193)
Commodity purchases resold	—	(74)	—	(74)
Other segment items [2]	(18)	32	6	20
Segment Normalized EBITDA	233	9	15	257

Reconciliation to consolidated income (loss) before income taxes
Interest expense [3]	—	—	(84)	(84)
Depreciation and amortization	(60)	—	(4)	(64)
Interest income and other	6	1	4	11
Normalizing items [4]	18	(32)	(6)	(20)
Segment Income (Loss) before Income Taxes	197	(22)	(75)	100
1.The Chief Operating Decision Maker ("CODM") reviews segment normalized EBITDA with intersegment transactions between entities eliminated. During the three months ended March 31, 2026, the Marketing segment transacted with the Keystone Pipeline System, resulting in $33 million of intercompany revenue in Keystone Pipeline System, with an offsetting expense in Marketing. These transactions are eliminated in segment normalized EBITDA reported to the CODM.
2.Other segment items for all segments include normalizing items that are not representative of the segments' core operations and are adjusted out of segment normalized EBITDA. These include other expenses per the consolidated statements of income, unrealized gains (losses) on derivatives, Keystone variable toll disputes, corporate expenses for preliminary business development project activities, and separation costs associated with the spinoff from TC Energy Corporation ("Former Parent") to form South Bow as a new publicly traded company, completed on October 1, 2024 (the " Spinoff").
3.Interest expense is mainly associated with the Company's long-term debt, recorded in entities within the Intra-Alberta & Other segment. These amounts are not allocated to other segments.
4.Normalizing items are added back to normalized EBITDA to reconcile to consolidated income (loss) before income taxes.

South Bow Corporation First Quarter 2026 Interim Financial Statements | 6

The following table summarizes segment results for the three months ended March 31, 2025:

Three Months Ended March 31, 2025	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
U.S.$ millions
Revenue from contracts with customers [1]	380	—	5	385
Marketing activities	—	113	—	113
Segment Revenues	380	113	5	498

Income from equity investments	3	—	10	13
Plant operating costs and other [1]	(148)	(20)	(3)	(171)
Commodity purchases resold	—	(84)	—	(84)
Other segment items [2]	—	7	3	10
Segment Normalized EBITDA	235	16	15	266

Reconciliation to consolidated income (loss) before income taxes
Interest expense [3]	—	—	(83)	(83)
Depreciation and amortization	(59)	—	(3)	(62)
Interest income and other	2	—	4	6
Normalizing items [4]	(3)	(7)	(3)	(13)
Segment Income (Loss) before Income Taxes	175	9	(70)	114
1.The CODM reviews segment normalized EBITDA with intersegment transactions between entities eliminated. During the three months ended March 31, 2025, the Marketing segment transacted with the Keystone Pipeline System, resulting in $44 million of intercompany revenue in Keystone Pipeline System, with an offsetting expense in Marketing. These transactions are eliminated in segment normalized EBITDA reported to the CODM.
2.Other segment items for all segments include normalizing expenses that are not representative of the segments' core operations. These include unrealized gains (losses) on derivatives, separation costs associated with the Spinoff, tariff charges, and Keystone XL costs and other.
3.Interest expense is mainly associated with the Company's long-term debt, recorded in entities within the Intra-Alberta & Other segment. These amounts are not allocated to other segments.
4.Normalizing items are added back to normalized EBITDA to reconcile to consolidated income (loss) before income taxes.

The following table summarizes total long-term assets by segment:

	March 31,	December 31,
U.S.$ millions	2026	2025
Keystone Pipeline System	7,972	8,063
Marketing	16	18
Intra-Alberta & Other	1,075	1,097
	9,063	9,178
South Bow Corporation First Quarter 2026 Interim Financial Statements | 7

4. Revenues
Disaggregation of Revenues

	Three Months Ended March 31,
U.S.$ millions	2026	2025
Revenues from contracts with customers
Capacity arrangements and transportation [1]	422	385
Marketing activities [2]	68	113
Other revenues	1	—
Total Revenues	491	498
1.Capacity arrangements and transportation revenues include $6 million (2025 – $5 million) relating to the Intra-Alberta & Other segment. The remaining revenue relates to the Company's Keystone Pipeline System segment.
2.Relates to revenue from the Company's marketing activities and financial instruments. Refer to Note 8, Risk Management and Financial Instruments for additional information.
For the three months ended March 31, 2026, four major customers accounted for $152 million, $80 million, $44 million, and $41 million, respectively, in revenues, each representing more than 10 per cent of total revenues from contracts with customers (2025 – four major customers accounted for $148 million, $75 million, $41 million, and $39 million, respectively).
Contract Balances

	March 31,	December 31,	Affected Line Item on the Consolidated Balance Sheets
U.S.$ millions	2026	2025
Receivables from contracts with customers	299	475	Accounts receivable
Contract liabilities [1]	16	16	Accounts payable and other
Long-term contract liabilities	23	24	Other long-term liabilities
1.During the three months ended March 31, 2026, $3 million (2025 – $3 million) of revenues were recognized that were included in contract liabilities at the beginning of the year.
Contract liabilities and long-term contract liabilities represent unearned revenue for contracted services.
Future Revenues from Remaining Performance Obligations
As at March 31, 2026, future revenues from long-term pipeline capacity arrangements and transportation contracts extending through 2048 was approximately $6.2 billion, of which approximately $757 million is expected to be recognized through the remainder of 2026.
Revenues related to the following are not included in the future revenues above:
•contracts with performance obligations that have original expected duration of one year or less; and
•constrained variable considerations from uncontracted capacity as volumes cannot be estimated.
5. Spinoff Transaction
The Spinoff was executed under a Separation Agreement with various other agreements outlining the governance of the Company's relationship with the Former Parent during a transition period, including, but not limited to, the Transition Services Agreement ("TSA"), the Tax Matters Agreement, and the Employee Matters Agreement. During the three months ended March 31, 2026, the Former Parent billed the Company nominal charges for services pursuant to the TSA (2025 - $4 million).
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The Separation Agreement outlines key provisions of the separation of South Bow into a standalone entity and specifies the assets, liabilities, and contracts assigned to the Company in the Spinoff, as well as certain indemnification obligation arrangements for ongoing matters which existed prior to Spinoff. Under this agreement, the Former Parent will indemnify South Bow for 86 per cent of total assets, liabilities, and costs associated with the Milepost 14 ("MP-14") incident, Keystone XL contractual recoveries, and the variable toll disputes on the Keystone Pipeline System up to October 1, 2024, subject to a maximum liability to South Bow of $21 million (C$30 million), in aggregate.
The following table summarizes the indemnity-related balances with the Company's Former Parent as at March 31, 2026 and December 31, 2025:

Transaction U.S.$ millions	Note	Gross Asset (Liability)	Former Parent Asset (Liability) [1]	Net Asset (Liability)
As at March 31, 2026
MP-14 costs [2]	9	(30)	(26)	(4)
Withdrawal of Keystone Variable Toll Disputes [3]	9	(96)	(92)	(4)

As at December 31, 2025
Variable toll disputes - CER [4]	9	172	127	45
MP-14 costs [2]	9	(30)	(26)	(4)
Withdrawal of Keystone Variable Toll Disputes [3]	9	(96)	(91)	(5)
1.Represents the net asset (liability) attributable to the Former Parent included in the consolidated balance sheets.
2.Amounts related to estimated costs for the MP-14 pipeline incident that occurred in 2022. The gross liability balance is included in accounts payable and other on the consolidated balance sheets.
3.Represents the outstanding liabilities subject to indemnification related to the Company's and associated parties' mutual agreement to withdraw all complaints and protests associated with the variable toll disputes.
4.Variable toll disputes filed by customers with the Canada Energy Regulator ("CER") which were collected during the three months ended March 31, 2026. The gross asset and liability balances are included in the accounts receivable and accounts payable and other, respectively, on the consolidated balance sheets.
6. Common Shares
The Company is authorized to issue an unlimited number of common shares and first and second preferred shares up to 20 per cent of the issued common shares outstanding.

U.S.$ millions, except where noted	Common Shares	Common Shares ($)
Balance at December 31, 2024	208,041,109	2,196
Issued on exercise of stock options	209,403	5
Balance at December 31, 2025	208,250,512	2,201
Issued on exercise of stock options	334,115	7
Balance at March 31, 2026	208,584,627	2,208
Dividends Declared
The Company's dividend payable of $104 million ($0.50 per share) was declared on March 5, 2026, and paid on April 15, 2026, to shareholders of record at the close of business on March 31, 2026.
South Bow Corporation First Quarter 2026 Interim Financial Statements | 9

7. Net Income per Share
The following table summarizes the Company's net income per share for the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31,
U.S.$ millions, except share and per share amounts	2026	2025
Net income	77	88
Weighted average common shares outstanding (millions) - basic	208.3	208.1
Net Income per Share - Basic	0.37	0.42
Dilutive impact of share-based awards (millions) [1]	0.2	0.6
Weighted average common shares outstanding (millions) - diluted	208.5	208.7
Net Income per Share - Diluted	0.37	0.42
1.The dilutive impact considers the effect of the potential exercise of share-based awards and excludes any effect where the potential exercise would be anti-dilutive. At March 31, 2026, nil options were considered anti-dilutive (March 31, 2025 - nil options).
8. Risk Management and Financial Instruments
Risk Management Overview
The Company has exposure to various financial risks and has strategies, policies, and limits in place to manage the impact of these risks on its earnings and cash flows.
Risk management strategies, policies, and limits are designed to ensure the Company's risks and related exposures are in line with South Bow's business objectives and risk tolerance. The Company's risks are managed within limits that are established by the Board, implemented by Management, and monitored by the risk management, internal audit, and business segment groups. South Bow's Audit Committee and Governance & Risk Committee of the Board oversee how Management monitors compliance with risk management policies and procedures, and Management's review of the adequacy of the Company's risk management framework.
Market Risk
The Company constructs and invests in crude oil pipeline systems, purchases and sells commodities, including amounts in foreign currencies, and invests in foreign operations. Certain of these activities expose the Company to market risk from changes in commodity prices, foreign exchange, and liquidity risk, which may impact the Company's earnings, cash flows, and the value of its financial assets and liabilities. The Company assesses contracts used to manage market risk to determine whether all, or a portion, meets the definition of a derivative.
Derivative contracts that the Company uses to assist in managing exposure to market risk may include the following:
•forwards and futures contracts – agreements to purchase or sell a specific financial instrument or liquids commodity at a specified price and date in the future; and
•options – agreements that convey the right, but not the obligation, of the purchaser to buy or sell a specific amount of a financial instrument or commodity at a fixed price, either at a fixed date or at any time within a specified period.
Commodity Price Risk
The Company's marketing business enters into pipeline and storage terminal capacity contracts as well as crude oil purchase and sale agreements, fixing a portion of the exposure on these contracts by entering into financial instruments to manage price fluctuations that arise from physical commodity transactions.
Crude oil prices could impact investment in upstream development, expansion, and production, which could impact opportunities for the Company to expand its asset base or re‑contract with customers as contractual agreements expire.
South Bow Corporation First Quarter 2026 Interim Financial Statements | 10

Liquidity Risk
Liquidity risk is the risk that suitable sources of funding for the Company's business activities may not be available. South Bow manages liquidity risk by maintaining bank credit facilities, continuously managing forecasted and actual cash flows, and monitoring the maturity profiles of financial assets and liabilities. The Company has access to a wide range of funding at competitive rates through capital markets and banks to meet the immediate and ongoing requirements of the business.
Foreign Exchange Risk
A portion of the Company's entities generate all or most of their earnings in Canadian dollars and, since the Company reports its financial results in U.S. dollars, changes in the value of the Canadian dollar against the U.S. dollar can impact its comprehensive income. If the Company's Canadian dollar-denominated operations continue to grow, this exposure increases.
South Bow is exposed to foreign exchange risk in its Canadian-dollar functional currency entity which holds U.S dollar-denominated debt. This foreign exchange risk is offset by the designation of its U.S. dollar-denominated Junior Notes as a net investment hedge in foreign operations. The net investment hedge is perfectly effective and any foreign exchange gain or loss, as determined by the respective period-end rate, is reported as cumulative translation adjustment within AOCI.

	March 31,	December 31,
U.S.$ millions	2026	2025
Notional amount of U.S. dollar-denominated Junior Notes	1,100	1,100
Fair value of U.S. dollar-denominated Junior Notes	1,140	1,165
Cumulative translation adjustment recognized in AOCI	(31)	(12)
Counterparty Credit Risk
South Bow's exposure to counterparty credit risk includes its cash and cash equivalents, accounts receivable, environmental provision recovery, contractual recoveries and certain available-for-sale financial assets, and derivative assets.
At times, the Company's counterparties may endure financial challenges resulting from commodity price and market volatility, economic instability, and political or regulatory changes. In addition to actively monitoring these situations, there are a number of factors that reduce the Company's counterparty credit risk exposure in the event of default, including:
•contractual rights and remedies, together with the utilization of contractually-based financial assurances;
•the competitive position of the Company's assets and the demand for the Company's services; and
•the potential recovery of unpaid amounts through bankruptcy and similar proceedings.
South Bow reviews financial assets carried at amortized cost for impairment using the lifetime expected loss of the financial asset at initial recognition and throughout the life of the financial asset. The Company uses historical credit loss and recovery data, adjusted for Management's judgment regarding current economic and credit conditions, along with reasonable and supportable forecasts to determine any impairment, which is recognized in plant operating costs and other in the consolidated statements of income.
Entering into derivative instruments may result in exposure to credit risk from the possibility that a counterparty will default on its contractual obligations. In order to mitigate this risk, the Company enters into derivative transactions primarily with institutions that possess strong investment-grade credit ratings. Credit risk relating to derivative counterparties is mitigated through the maintenance and monitoring of credit exposure limits, contractual requirements, and netting arrangements. The Company also reviews counterparty credit exposure using external credit rating services and other analytical tools to manage credit risk.
The Company had no significant credit losses and no significant amounts impaired at March 31, 2026 and 2025, respectively, within trade accounts receivable. At March 31, 2026 and 2025, there were no significant credit risk concentrations.
South Bow Corporation First Quarter 2026 Interim Financial Statements | 11

The Company has significant credit and performance exposure to financial institutions that hold cash. The Company's portfolio of financial sector exposure consists primarily of highly-rated investment-grade, systemically important financial institutions.
Fair Value Hierarchy
The Company's financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy.

Levels	How Fair Value Has Been Determined
Level I	Quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date. An active market is a market in which frequency and volume of transactions provides pricing information on an ongoing basis.
Level II	This category includes commodity derivatives where fair value is determined using the market approach. Inputs include yield curves and broker quotes from external data service providers.
Level III
This category includes long-dated transactions in certain markets where liquidity is low and the Company uses the most observable inputs available or, alternatively, long-term broker quotes or negotiated commodity prices that have been contracted for under similar terms in determining an appropriate estimate of these transactions.
There is uncertainty caused by using unobservable market data which may not accurately reflect possible future changes in fair value.

The fair value of the Company's derivative assets and liabilities measured on a recurring basis, including both current and non‑current portions, were categorized as follows:

	Quoted Prices in Active Markets (Level I)	Significant Other Observable Inputs (Level II) [1]	Significant Unobservable Inputs (Level III) [1]	Total
U.S.$ millions
Derivative instrument assets	142	29	—	171
Derivative instrument liabilities	(163)	(35)	—	(198)
As at March 31, 2026	(21)	(6)	—	(27)

Derivative instrument assets	30	4	—	34
Derivative instrument liabilities	(28)	(1)	—	(29)
As at December 31, 2025	2	3	—	5
1.There were no transfers from Level II to Level III for the periods presented.
Non-derivative Financial Instruments
Fair Value of Non-derivative Financial Instruments
Available-for-sale assets are recorded at fair value, which is calculated using quoted market prices where available. Certain non‑derivative financial instruments included in cash and cash equivalents, accounts receivable, environmental provision recovery, contractual recoveries, other current assets, other long-term assets, accounts payable and other, and other long-term liabilities have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity. Each of these instruments are classified in Level II of the fair value hierarchy.
Credit risk has been taken into consideration when calculating the fair value of non-derivative financial instruments.
South Bow Corporation First Quarter 2026 Interim Financial Statements | 12

Balance Sheet Presentation of Non-derivative Financial Instruments
The following table details the fair value of non-derivative financial instruments, excluding those where carrying amounts approximate fair value, and would be classified in Level II of the fair value hierarchy:

	March 31, 2026		December 31, 2025
U.S.$ millions	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior Notes [1]	(4,665)	(4,672)	(4,682)	(4,745)
Junior Notes [1]	(1,086)	(1,140)	(1,086)	(1,165)
1.The carrying amount of the Senior Notes and Junior Notes include unamortized debt issuance costs of $23 million and $14 million, respectively (December 31, 2025 - $26 million and $14 million, respectively).
Available-for-sale Assets Summary
The following tables summarizes additional information about the Company's Land Matters Consultation Initiative ("LMCI") restricted investments that were classified as available‑for‑sale assets:

	March 31,	December 31,
U.S.$ millions	2026	2025
Fair Value of Fixed Income Securities [1,2]
Maturing within 5 to 10 years	11	—
Maturing after 10 years	78	88
	89	88
1.Available-for-sale assets are recorded at fair value and included in other long-term assets on the consolidated balance sheets.
2.Classified in Level II of the fair value hierarchy.

	Three Months Ended March 31,
U.S.$ millions	2026	2025
Net unrealized gains [1]	2	2
Net realized losses [1,2]	(2)	(1)
1.Net unrealized gains and net realized losses arising from changes in the fair value of LMCI restricted investments impact the subsequent amounts to be collected through tolls to cover future pipeline abandonment costs. As a result, the Company records these gains and losses within other long-term assets and liabilities on the consolidated balance sheets.
2.Net realized losses on the sale of LMCI restricted investments are determined using the average cost basis.
Derivative Instruments
Fair Value of Derivative Instruments
The fair value of commodity derivatives has been calculated using quoted market prices where available. In the absence of quoted market prices, third-party broker quotes or other valuation techniques have been used. Credit risk has been taken into consideration when calculating the fair value of derivative instruments. Unrealized gains and losses on derivative instruments are not necessarily representative of the amounts that will be realized on settlement.
Even though the derivatives are considered to be effective economic hedges, they do not meet the specific criteria for hedge accounting treatment or are not designated as a hedge and are accounted for at fair value, with changes in fair value recorded in net income in the period of change. This may expose the Company to increased variability in reported earnings because the fair value of the derivative instruments can fluctuate significantly from period to period.
South Bow Corporation First Quarter 2026 Interim Financial Statements | 13

Balance Sheet Presentation of Derivative Instruments
The balance sheet classification of the fair value of held-for-trading, commodity derivative instruments was as follows:

	March 31,	December 31,
U.S.$ millions	2026	2025
Total Derivative Assets (other current assets)	171	34
Total Derivative Liabilities (accounts payable and other)	(198)	(29)
Total Derivatives [1,2]	(27)	5
1.Fair value equals carrying value.
2.Relates to purchases and sales of crude oil.
The majority of derivative instruments held for trading have been entered into for risk management purposes and all are subject to South Bow's risk management strategies, policies, and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company's exposures to market risk.
Notional and Maturity Summary
The maturity and notional amount or quantity outstanding related to the Company's liquids commodity derivative instruments was as follows:

	March 31,	December 31,
	2026	2025
Gross sales volumes (millions of barrels)	(34)	(33)
Gross purchases volumes (millions of barrels)	27	22
Net Purchases Volumes (millions of barrels)	(7)	(11)
Maturity dates (year)	2026	2026
Unrealized and Realized Gains and Losses on Commodity Derivative Instruments

	Three Months Ended March 31,
U.S.$ millions	2026	2025
Derivative Instruments Held for Trading [1]
Unrealized losses	(32)	(7)
Realized gains	100	120
Gains on Derivatives	68	113
1.Realized and unrealized gains (losses) on derivative instruments held for trading used to purchase and sell crude oil are included on a net basis in revenues in the consolidated statements of income.
South Bow Corporation First Quarter 2026 Interim Financial Statements | 14

Offsetting of Derivative Instruments
South Bow enters into commodity derivative contracts with the right to offset in the normal course of business as well as in the event of default. The Company has no master netting agreements; however, similar contracts are entered into containing rights to offset.
The Company has elected to present the fair value of derivative instruments with the right to offset on a gross basis on the consolidated balance sheets.
The following tables show the impact on the presentation of the fair value of derivative instrument assets and liabilities had the Company elected to present these contracts on a net basis:

As at March 31, 2026	Gross Derivative Instruments	Amounts Available for Offset [1]	Net Amounts
U.S.$ millions
Derivative instrument assets	171	(162)	9
Derivative instrument liabilities	(198)	162	(36)
1.Amounts available for offset do not include cash collateral pledged or received.

As at December 31, 2025	Gross Derivative Instruments	Amounts Available for Offset [1]	Net Amounts
U.S.$ millions
Derivative instrument assets	34	(28)	6
Derivative instrument liabilities	(29)	28	(1)
1.Amounts available for offset do not include cash collateral pledged or received.
With respect to the derivative instruments presented above, the Company provided cash collateral of $43 million and letters of credit of $11 million at March 31, 2026 (December 31, 2025 – $26 million and $11 million, respectively) to its counterparties. At March 31, 2026, the Company held no cash collateral and $69 million in letters of credit (December 31, 2025 – nil and $70 million, respectively) from counterparties on asset exposures.
Credit Risk-related Contingent Features of Derivative Instruments
Derivative contracts entered into to manage market risk often contain financial assurance provisions that allow parties to the contracts to manage credit risk. These provisions may require collateral to be provided if a credit risk-related contingent event occurs, such as a downgrade in South Bow's credit rating to non-investment grade. The Company may also need to provide collateral if the fair value of its derivative financial instruments exceeds pre-defined exposure limits. The Company has provided collateral for the derivative instruments with credit risk-related contingent features, recorded within other current assets on the consolidated balance sheets. At March 31, 2026 and December 31, 2025, there were no other derivative instruments that had credit risk-related features for which collateral was provided.
9. Contingencies
Withdrawal of Keystone Variable Toll Disputes
Effective September 30, 2025, the Company and associated parties agreed to withdraw all complaints and protests associated with the Keystone variable toll disputes previously filed with the CER, Federal Energy Regulatory Commission, Court of King's Bench of Alberta, and D.C. Circuit Court (collectively, the "Withdrawal of Keystone Variable Toll Disputes"). Pursuant to an associated partial release of indemnification agreement and the Separation Agreement, the Former Parent was obligated to indemnify South Bow for certain amounts agreed to under the Withdrawal of Keystone Variable Toll Disputes.
At March 31, 2026, the Company has gross liabilities of $127 million, with $92 million of partially offsetting receivables from its Former Parent relating to the Withdrawal of Keystone Variable Toll Disputes outstanding. The gross liabilities include amounts subject to indemnification under the partial release of indemnification agreement, as well as additional liabilities that are not subject to indemnification terms, to be paid over the next five years.
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CER Ruling
During the fourth quarter of 2025, the CER approved the Company's application for collection of the final adjusted variable tolls for the 2020 to 2024 period. As a result of the approval of the final tolls, the Company is no longer subject to interim tolling and has collected the final adjusted variable tolls for the 2020 to 2024 period from its Keystone Pipeline Canada customers as at March 31, 2026.
Milepost 171 Incident
On April 8, 2025, the Company responded to an oil release of approximately 3,500 barrels at Milepost 171 ("MP-171"), near Fort Ransom, North Dakota. On April 11, 2025, the Pipeline and Hazardous Materials Administration ("PHMSA") issued a Corrective Action Order ("CAO"), requiring South Bow to undertake certain corrective actions in response to the MP-171 incident, including the completion of an independent third-party root cause analysis ("RCA") along with mechanical and metallurgical testing. On April 15, 2025, South Bow safely restarted the Keystone Pipeline under certain operating pressure restrictions after receiving regulatory approval from PHMSA. In early June 2025, South Bow completed the cleanup and reclamation of the incident site.
Findings and recommendations from the RCA were released by PHMSA on February 11, 2026 and are being incorporated into South Bow's remedial work plan. The Company continues to advance remedial actions, with 11 in-line inspection runs and 76 integrity digs completed as of May 7, 2026. The Company continues to be able to meet all contractual transportation services while operating under the CAO.
Milepost 14 Incident
In December 2022, the MP-14 incident occurred on the Keystone Pipeline in Washington County, Kansas. As a result of the incident, the Company was subject to an Amended Corrective Action Order issued by PHMSA. By June 2023, the recovery of all released volumes was completed, and by October 2023, creek restoration was finished, returning natural flows to Mill Creek. In January 2025, the Company received PHMSA approval of its remedial work plan. This approval culminated the completion of 2,145 miles of in-line inspections across the Keystone Pipeline System and 68 investigative excavations over a two-year period. In March 2025, South Bow received approval from PHMSA to lift the pressure restriction on the affected segment to 72 per cent of the specified minimum yield strength of the pipeline.
In the fourth quarter of 2024, South Bow recognized an additional provision for $30 million for its best estimate of incremental costs relating to the MP-14 incident. South Bow also recognized a receivable for 86 per cent of this amount ($26 million), representing its Former Parent's share of the anticipated incremental cost pursuant to the indemnity clauses in the Separation Agreement. At March 31, 2026, there have been no changes to this estimate.
The remaining balance reflected in accounts payable and other and other long-term liabilities on the consolidated balance sheets was $3 million and $7 million, respectively, at March 31, 2026 (December 31, 2025 – $3 million and $7 million, respectively).
Other Proceedings
In addition to the proceedings above, the Company is subject to various legal proceedings, arbitration, and actions arising in the normal course of business. The amounts involved in such proceedings are not reasonably estimable as the final outcome of such legal proceedings cannot be predicted with certainty. It is the opinion of Management that the ultimate resolution of such proceedings and actions will not have a material impact on the Company's financial position or results of operations.
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10. Variable Interest Entities
Consolidated Variable Interest Entities
Certain of the Company's assets and liabilities are held through variable interest entities ("VIEs"), in which the Company holds a 100 per cent voting interest, the VIE meets the definition of a business, and the VIE's assets can be used for general corporate purposes. The consolidated VIEs whose assets cannot be used for purposes other than for the settlement of the VIE's obligations, or are not considered a business, were as follows:

	March 31,	December 31,
U.S.$ millions	2026	2025
ASSETS
Current Assets
Cash and cash equivalents	2	2
Accounts receivable	4	3
Other current assets	5	4
	11	9

Plant, property and equipment, net	248	249
Net investment in lease	39	38
	298	296
LIABILITIES
Current Liabilities
Accounts payable and other	27	32
	27	32
Other Long-term Liabilities	14	15
	41	47
Non-consolidated VIEs
The carrying value of these VIEs and the maximum exposure to loss as a result of the Company's involvement with these VIEs were as follows:

	March 31,	December 31,
U.S.$ millions	2026	2025
Balance Sheet
Equity investments	636	652
Off-balance Sheet
Guarantees [1]	40	41
Maximum Exposure to Loss	676	693
1.Guarantees for the current and comparative period totalled C$56 million.
As at March 31, 2026, the amount due from non-consolidated VIEs of $12 million (December 31, 2025 - $6 million) is included in accounts receivable on the consolidated balance sheets. As at March 31, 2026, the amount due to non-consolidated VIEs of $3 million (December 31, 2025 - $2 million) is included in accounts payable on the consolidated balance sheets.
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